[CPSI Letterhead]
March 13, 2007
VIA EDGAR AND FACSIMILE
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen G. Krikorian

Re:	Computer Programs and Systems, Inc. Form 10-K for Fiscal Year Ended December 31, 2005 Commission File No.: 0-49796
Dear Mr. Krikorian:
     This letter is being submitted in response to the comment letter dated March 8, 2007 (the “Comment Letter”) from the staff of the Securities and Exchange Commission (the “Commission”) addressed to J. Boyd Douglas, President and Chief Executive Officer of Computer Programs and Systems, Inc. (“CPSI” or the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below, followed by the Company’s response.
Form 10-K for the Year Ended December 31, 2005
Revenue Recognition, page 49
We are considering your responses to comments 1 and 2 of our letter dated January 25, 2007 and have the following additional comments:
1.	We note from your analysis of EITF 00-21 that you concluded that the deliverables included in your arrangements should be accounted for as a single unit of accounting. Describe the “model” you use for those arrangements. That is, indicate whether you have concluded that the hardware is a minor deliverable within these arrangements and, therefore, the “remaining” bundled arrangement should be subjected to SOP 97-2. In this regard, it appears that the entire arrangement includes elements within the scope of SOP 97-2 and SAB 104, however, you only have a single unit of accounting.
Response: As explained in our response to your letter dated January 25, 2007, we concluded that in accordance with EITF 00-21 the deliverables included in our

Securities and Exchange Commission
March 13, 2007

arrangement should be accounted for as a single unit of accounting, however, in practice, we account for the hardware sale as a separate unit of accounting and use the SAB 104 criteria to establish the timing of revenue recognition for this deliverable. This approach is utilized primarily for the ease of accounting in recording the revenue for the hardware upon shipment rather than at the time installation and training services have been provided which would be the timing were we to account for the hardware as part of the single unit of accounting. Additionally, we have determined that the difference between treating the hardware component as a separate unit of accounting and treating all of the deliverables (including the hardware) as a single unit of accounting is immaterial. The impact on the financial statements for the years ended December 31, 2006 and 2005 was an increase in total revenues of approximately $150,000 and $80,000, respectively and an increase in net income of approximately $40,000 and $15,000, respectively. Based on our installation practices and timing of shipment of the hardware, we do not anticipate this amount ever being material to our financial statements individually or in the aggregate. However, we will continue to monitor this each reporting period, and if the adjustment ever is material, we will make the proper adjustments to our financial statements.
In response to your inquiry regarding the “model” we use for these arrangements, we use the model specified in SOP 97-2. It is important to note that our base system consists of hardware, the Patient Accounting module and the General Ledger module. While our system sales range from this base system, to full systems with multiple modules, our average initial installation consists of between 15 and 20 modules. The hardware, when shipped, already includes all of the software installed and the appropriate software modules are “unlocked” by the technicians responsible for installation of the hardware and software at the customer’s site. The system’s database is housed in the Patient Accounting and General Ledger modules, so these are always “unlocked” first. The installation of the complete system (including the hardware and all modules in the arrangement) is traditionally completed in 3-4 weeks.
The deliverables in these arrangements are the hardware, software, post-contract support (“PCS”), installation and training. In accordance with SOP 97-2, the only deliverable that is considered to have VSOE is the PCS. This VSOE for the PCS is established based on the renewals of PCS as discussed in our response to 2(c) below. As a result, we then use the residual method under SOP 98-9 to determine the value of the software, installation and training as a bundle. Revenue on this bundle is then recognized when the installation and training services are complete for each module. This entire installation and training process takes approximately 3—4 weeks. The revenue for the related PCS is deferred and recognized over the term of the PCS contract.

Securities and Exchange Commission
March 13, 2007

2.	With regard to your recognition of revenue on a “completed module” basis, we have the following comments:
a.	Further explain how you are applying the residual method to these arrangements. That is, explain how you allocate the arrangement fees among the various deliverables. Indicate how you establish VSOE for all undelivered elements for purposes of applying the residual method. Identify the undeliverable elements when you apply the residual method. If you allocate upon installation of each module, explain how you allocate since it appears from your analysis of EITF 00-21 that you lack VSOE for the software included in each module.
Response: As discussed in our response above, our base system consists of hardware, the Patient Accounting module and the General Ledger module. While our system sales range from this base system, to full systems with multiple modules, our average initial installation consists of between 15 and 20 modules. The system’s database is housed in the Patient Accounting and General Ledger modules, so these are always installed first and are usually complete by the end of week 1. With the installation of all software included in the arrangement there are the following additional deliverables: Hardware, PCS, installation and training. Installation and training are considered services that are not essential to the licensed software as they do not involve significant production, modification, or customization of software as defined in SOP 97-2 paragraph 12.
The hardware, when shipped, already includes all of the software installed, and the appropriate software modules are “unlocked” on the first day of installation by the technicians responsible for installation of the hardware and software at the customer’s site. PCS is the only deliverable where VSOE has been established through renewals. As a result, at the time of installation of the software we have two undelivered deliverables; PCS and installation and training (and we have only recognized revenue on the hardware as discussed in our response above). We apply the residual method to determine the value of the remaining deliverables outside of PCS. We then defer the amount relating to the PCS over the term of the PCS contract and recognize the revenue for the remaining deliverables over the term that the installation and training services are performed. We recognize these revenues by module as the respective installation and training for each specific module is completed. This appears to be the most logical method of allocating these revenues over the term that the installation and training is performed as these values represent our prices that we charge for the modules when sold as an add-on to the systems at a later date and is representative of the pattern of performance of these services.
We acknowledge that models exist for arrangements where VSOE of fair value exists for PCS but not for the services (i.e. installation and training). Some of these models suggest that the total arrangement be recognized ratably over the PCS term until the point where

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March 13, 2007

the installation and training services have been complete, at which point a “catch-up” would be made to recognize all remaining revenue relating to the delivered items. Given the short duration of the system installation, the revenue recognized from the model we use and the model discussed above would not be materially different.
b.	We note that the installation of a module is generally completed in 3-4 weeks. Tell us how many modules are typically sold in a single arrangement and whether they are implemented concurrently or sequentially. Is the implementation of a module dependent upon the successful implementation of another module? What is the proportion of your arrangements that include more than one module? Have you regularly sold each type of module on a stand-alone basis?
Response: The installation of a “complete system” (not a “module”) is completed in 3-4 weeks. As stated above, our base system consists of hardware, the Patient Accounting module and the General Ledger module. While our system sales range from this base system, to full systems with multiple modules, our average initial installation consists of between 15 and 20 modules. The system’s database is housed in the Patient Accounting and General Ledger modules, so these are always installed first. The remaining modules are installed concurrently within 3-4 weeks from shipment of the hardware. All of our initial contracts to new customers include more than one module. We regularly sell all modules, except Patient Accounting and General Ledger, on a stand alone basis, but these “add-on” modules all include PCS as an additional component. Additionally, in order for additional modules to be installed it is required that the customer already have Patient Accounting and General Ledger installed.
In the fourth quarter of 2006, 62% of our system sales were stand alone sales of additional modules to our existing customer base. Our client base is primarily small rural hospitals that prefer to purchase a minimum investment in our system with intentions of purchasing additional modules over future years. Generally our clients do not have the financial or employee resources to implement our entire system at one time. We have an established standard price list for each module and we do not deviate from our standard pricing policies, regardless of whether a module is purchased at the time of initial system installation or later on a stand alone basis.
c.	We note that PCS renewals appear to be subject to a single GSA agreement. Tell us whether this understanding is correct or whether PCS associated with each module is the subject of a separate agreement. Tell us whether customers typically renew all PCS at the same time or whether these renewals are accomplished by separate PCS renewal payments.

Securities and Exchange Commission
March 13, 2007

Response: PCS is based on a dollar value per software module, item of equipment, etc. The Company maintains a standard price list for PCS, which is priced on an individual item basis. The Company enters into one General Support Agreement (“GSA”) with each customer which covers PCS on all items included in the initial contract as well as any additional items purchased on a stand alone basis. This results in PCS for all modules having the same term, but based on the date of installation, PCS for one module could have a different commencement date than another module. For example, if General Ledger is installed in week 1 and Fixed Assets is installed in week 2, PCS for General Ledger will commence one week before PCS on Fixed Assets. The Company’s monthly PCS invoice to customers includes a single line item for the total PCS fees on all items covered by the GSA, and an exhibit is attached to the invoice which separately details each individual item (and the associated fee) that is included under the GSA.
PCS renewals occur at the module level. That is, at the end of the initial term, the customer has the option to renew PCS for each software module individually. If a customer does not request a cancellation of PCS in accordance with the terms of the GSA, the GSA automatically renews for an additional year.
d.	We note that “some” of your General Support Agreements contain a clause limiting the increase in PCS fees to the higher of 5% or the Consumer Price Index. Tell us how you considered such increases in your VSOE analysis and how you determined that such clauses do not preclude establishing VSOE for PCS.
Response: This “cap” clause in the GSA, which limits the annual increase in the amount charged for PCS, is usually added at the customer’s request to provide them with price protection in the event of a dramatic increase in the Consumer Price Index. Actual increases in PCS occur infrequently, and when they do occur, they are adjusted based on the relevant CPI index. In the event a price increase were to exceed the maximum increase allowed per the GSA, the excess amount would be included as an increase in the following year. We have considered the following in determining whether such clauses preclude the establishment of VSOE for PCS:
•	We acknowledge that there are two generally accepted methods of determining VSOE of fair value for PCS: (1) the Bell-Shaped Curve Method and (2) the Stated (Substantive) Renewal Rate Method. We use the Stated (Substantive) Renewal Rate Method.

•	We acknowledge that it is not uncommon (in this industry) to have licensing arrangements bundled with PCS for a specified term, but then subsequent renewals are at the specified contract amount plus a maximum specified percentage increase.

•	While our contracts may permit us to increase PCS up to 5%, our practice (both past and current) is to increase PCS on a periodic basis, and these increases are consistent with the increases in the CPI. Our last PCS increase was in 2003 at 5%.

Securities and Exchange Commission
March 13, 2007

•	We believe the impact of subsequent increases in PCS is nominal. Accordingly, the range of possible renewals is narrow, thus allowing us to establish VSOE of fair value for PCS. We continue to monitor this each reporting period, and if it appears that the rate of increases of stated renewal rates is changing, we will re-evaluate the revenue recognition of contracts containing a cap.
     In connection with the foregoing response to the Commission’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4012. Thank you very much for your attention to this matter.

Very truly yours,
/s/ M. Stephen Walker

M. Stephen Walker Vice President -- Finance and Chief Financial Officer

cc:	Tamara Tangen J. Boyd Douglas Gregory S. Curran, Esq. Timothy W. Gregg, Esq.